UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: October 21, 2024

Commission File Number: 001-41338

IperionX Limited
(Translation of registrant’s name into English)

129 W Trade Street, Suite 1405
Charlotte, North Carolina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Quarterly Report
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPERIONX LIMITED
(registrant)

Date: October 21, 2024	By:	/s/ Marcela Castro
Name:	Marcela Castro
Title:	Chief Financial Officer